CharterMac

625 Madison Avenue

New York, New York 10022

September ___, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CharterMac

Form 10-K for the Fiscal Year ended December 31, 2005

Form 10-Q for the Quarterly Period ended March 31, 2006

Form 10-Q for the Quarterly Period ended June 30, 2006

File No. 1-13237

Ladies and Gentlemen:

In connection with responding to a comment from the Staff of the Division of Corporation Finance regarding the above-referenced filing, CharterMac hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Mark Schonberger of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6859.

Sincerely,

Alan P. Hirmes

Chief Financial Officer

cc: Mark Schonberger, Esq.